

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

July 19, 2012

Via Facsimile
Mr. Mark DeVita
Chief Financial Officer
Heritage-Crystal Clean, Inc.
2175 Point Boulevard, Suite 375
Elgin, IL 60123

> **Re:** **Heritage-Crystal Clean, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 1-33987**

Dear Mr. DeVita:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, Sales Tax, Operating Costs, and Selling, General, and Administrative Expenses, page 55

1.   Please tell us and revise future filings to disclose when the risk of loss passes to customers for product sales and to quantify the reduction in net costs you recorded each period related to retrieved used solvents. In addition, please revise future annual and

quarterly filings to separately present sales and costs for products and services as required by Rules 5-03(1) and (2) of Regulation S-X.

Inventory, page 56

2.   We note you have started production at your used oil re-refinery during your fiscal year ended December 31, 2011, with an increased level of production in your first fiscal quarter of 2012. Please tell us and disclose in future filings your accounting policy for lubricating base oil inventories produced in your used oil re-refinery. Your policy should address the nature of the costs capitalized in base oil inventories as well as your accounting for costs incurred in periods with abnormal levels of capacity.

Property Plant and Equipment, page 56

3.   We note that you enter into arrangements to provide customers with parts cleaning machines as either part of an annual service agreement or by the sale of machines to customers. It appears you include amounts related to certain parts cleaning machine costs in inventory and other amounts in "equipment at customers." We further note you appear to include some amount of parts cleaning equipment purchases as an investing cash flow but it is unclear whether operating cash flows also include changes in parts cleaning machine inventory. Please tell us and expand your accounting policy disclosures in future filings to address your accounting and cash flow presentation related to parts cleaning machines. It may be helpful to address your accounting and cash flow presentation from the point you first acquire the machines and then your subsequent accounting for the machine costs once they are placed with or sold to a customer.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief